Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:27 13-Sep-07
Number	8444D

SUPPL

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 13 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at an average price of 440.69 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

07026989

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:54 14-Sep-07
Number	9223D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 14 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at an average price of 436.47 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:37 17-Sep-07
Number	9939D

Tesco PLC
17 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 17th of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 424.4108 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:49 20-Sep-07
Number	2352E

Tesco PLC
20 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 20th of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 435.6565 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:57 18-Sep-07
Number	0716E

Tesco PLC
18 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 18th of September 2007 it purchased from Goldman Sachs International 920,000 ordinary shares at an average price of 424.5763 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:56 19-Sep-07
Number	1511E

Tesco PLC
19 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 19th of September 2007 it purchased from Goldman Sachs International 920,000 ordinary shares at an average price of 438.0551 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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2011 OCT -2 A 9:33

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:56 11-Sep-07
Number	6892D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 11 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 720,000 ordinary shares at an average price of 428.16 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:10 12-Sep-07
Number	7761D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 12 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 750,000 ordinary shares at an average price of 433.48 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:48 10-Sep-07
Number	6056D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 10 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at an average price of 421.85 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:47 07-Sep-07
Number	5290D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 07 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 770,000 ordinary shares at an average price of 430.97 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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END